RECEIVED

2008 JUL 30 P 12: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 July 2008

TRENT

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Interim Management Statement'

08004063

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

SUPPL

Encl.

PROCESSED
AUG 04 2008
THOMSON REUTERS

Dw 7/31

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2008\ZI - Interim Management Statement - 22 July 2008.doc

SEVERN TRENT PLC ("THE COMPANY")
INTERIM MANAGEMENT STATEMENT
22 July 2008

Severn Trent today publishes its interim management statement for the period from 1 April 2008 to 22 July 2008.

The Board can confirm that trading has overall been in line with its expectations, with no new material trading events or transactions occurring during the period.

Sales prices in Severn Trent Water have increased by 5.07% (including inflation) from 1 April 2008. We have previously noted a decline in consumption across our measured income base. We expect this to continue and estimate it will impact revenues by around £12 to £14 million in the current financial year.

We expect that gross capital expenditure (UK GAAP) for the year will be around £670 to £690 million. The level of net infrastructure renewals expenditure included in this figure (charged to the income statement under IFRS) is anticipated to be around £130 to £140 million.

Given the current economic climate, we continue to closely monitor our customer debt and cash collection performance. Whilst we have not experienced any material deterioration over the period to date, this remains a risk to our outlook over the remainder of the year.

We remain on track to deliver around 3% annual out performance against the Ofwat determination for operating costs in 2008/09 and 2009/10, notwithstanding rising energy, chemical and other commodity prices and subject to the yet to be determined impact of new, externally imposed requirements on the business, principally the Traffic Management Act (which became law in April 2008). We are looking carefully at how we may accelerate the investments in our improvement plans to secure benefits earlier and to help offset any future risk of further unforeseen commodity price rises.

In Water, Technologies & Services (known as Severn Trent Services), performance in the first quarter has seen continued growth over the same period last year and our outlook is for this to continue through the year. Some mature markets for operating services are showing signs of slower growth, but other markets and order book for water purification products remain strong.

Severn Trent will publish a pre-close period trading statement on 23 September 2008 and announce its interim results on 25 November 2008.

Enquiries:

Venetia Cooper	Severn Trent Plc	0121 722 4523
Investor Relations Manager		
Peter Hewer	Tulchan Communications	0207 353 4200

SEVERN TRENT

RECEIVED

2008 JUL 30 P 12:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 July 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'AGM Statement'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2008\Zj- AGM Summary - 22 July 2008.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc (the "Company")
Results of the Annual General Meeting held 22 July 2008
at the International Convention Centre, Broad Street, Birmingham

The Directors are pleased to announce that the shareholders of Severn Trent Plc today passed all the resolutions that were proposed at this year's Annual General Meeting, as set out in the Notice of Annual General Meeting dated 18 June 2008.

All of the Resolutions were passed at the Meeting on a poll. The total number of votes received for each resolution is set out below in Appendix A.

Resolutions 1 to 13 were passed as ordinary resolutions and resolutions 13 to 16 were passed as special resolutions.

The Meeting was attended by **181** shareholders.

In accordance with Listing Rule 9.6.2, two copies of the resolutions passed at the Meeting, other than resolutions concerning ordinary business, have been submitted to the UK Listing Authority and will shortly be available for inspection at the Financial Service Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

In total, 52.06% of the issued share capital was voted and the percentages shown below are rounded to two decimal places.

www.severntrent.com

Appendix A

Resolution 1: to receive the Report of the Directors and the audited accounts for the year ended 31 March 2008

For	Against	Withheld
122,418,674	167,097	28,278
99.86%	0.14	

Resolution 2: to declare a final dividend in respect of the year ended 31 March 2008 of 41.29 pence for each ordinary share of 97 $^{17/19}$ pence

For	Against	Withheld
122,605,134	4,137	4,006
100.00%	0.00%	

Resolution 3: to reappoint Tony Ballance as a Director

For	Against	Withheld
120,921,402	580,060	1,112,369
99.52%	0.48%	

Resolution 4: to reappoint Martin Kane as a Director

For	Against	Withheld
120,919,580	584,659	1,108,992
99.52%	0.48%	

Resolution 5: to reappoint Martin Lamb as a Director

For	Against	Withheld
122,031,669	505,937	75,625
99.59%	0.41%	

Resolution 6: to reappoint Baroness Noakes as a Director

For	Against	Withheld
121,935,469	601,634	75,289
99.51%	0.49%	

Resolution 7: to reappoint Andy Smith as a Director

For	Against	Withheld
120,898,448	604,649	1,110,134
99.50%	0.50%	

Resolution 8: to reappoint Bernard Bulkin as a Director

For	Against	Withheld
121,786,141	730,466	95,783
99.40%	0.60%	

Resolution 9: to reappoint Richard Davey as a Director

For	Against	Withheld
121,993,203	549,129	71,500
99.55%	0.45%	

Resolution 10: to reappoint Michael McKeon as a Director

For	Against	Withheld
120,897,946	607,273	1,108,606
99.50%	0.50%	

Resolution 11: to reappoint Deloitte & Touche LLP as auditors of the Company and to authorise the Directors to determine their remuneration.

For	Against	Withheld
122,123,076	450,128	36,995
99.63%	0.37%	

Resolution 12: to approve the Directors' remuneration report for the year ended 31 March 2008

For	Against	Withheld
112,253,473	3,220,432	7,140,245
97.21%	2.79%	

Resolution 13: authority to allot shares

For	Against	Withheld
121,851,700	681,000	81,501
99.44%	0.56%	

Resolution 14: disapplication of statutory pre-emption rights

For	Against	Withheld
121,992,817	475,702	144,268
99.61%	0.39%	

Resolution 15: authority for the Company to purchase its own shares

For	Against	Withheld
122,363,123	164,373	86,520
99.87%	0.13%	

Resolution 16: approval and adoption of new Articles of Association

For	Against	Withheld
120,475,887	1,994,318	141,459
98.37%	1.63%	

Notes

1. Any proxy appointments which gave discretion to the Chairman have been included in the "for" total.

2. A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "for" and "against" a resolution.

ENDS

END